March 15, 2006


Mail Stop 4561

By U.S. Mail and facsimile to (617) 422-8877

Mr. Donald R. Peck
Executive Vice President and Chief Financial Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA  02199-8157

Re:	The First Marblehead Corporation
      Form 10-K for the period ended June 30, 2005
	File No.  001-31825

Dear Mr. Peck:

We have completed our targeted review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant

Donald R Peck, Executive Vice President and Chief Financial
Officer
The First Marblehead Corporation
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